EXHIBIT 99.1

Champions Oncology, Inc.
NEWS
855 N. Wolfe Street, Suite 619, Baltimore, Maryland 21205 USA.
Tel. 410-369-0365

For Immediate Release

Champions Oncology Reports Fiscal 2012 First Quarter Financial Results

Baltimore, MD, September 13, 2011

Champions Oncology, Inc. formerly Champions Biotechnology, Inc. (OTC: CSBR) reported the following results:

Fiscal Year 2012 First Quarter Financial Results:

Total operating revenues for the first quarter of fiscal 2012 were $1.63 million compared to $1.60 million in the first quarter of fiscal 2011.  Total operating expenses for the first quarter of fiscal 2012 were $3.85 million compared to $2.20 million in the first quarter of fiscal 2011.

Champions reported a net loss of $2.04 million, or ($0.04) per share, compared to a net loss of $0.59 million, or ($0.02) per share, in the corresponding prior year quarter.

Champions recognized a net loss of $1.03 million excluding stock based compensation* of $1.01 million, or ($0.02) per share for the first quarter of fiscal 2012 compared to a net loss of $0.42 million excluding stock based compensation* of $0.17 million, or ($0.01) per share for the first quarter of fiscal 2011.

Services Revenues

Revenues from Translational Oncology Solutions (TOS) were $1.03 million for the quarter compared to $0.49 million in the corresponding quarter of the prior year, an increase of 110%.  The increase in TOS revenues was driven by an increase in the number of contracts over the prior period, resulting from the company’s increased sales efforts.

Cost of TOS services for the first quarter of fiscal 2012 was $0.42 million which resulted in a gross margin of 59% as compared to 55% in the corresponding 2011 fiscal quarter.

Revenues from Personalized Oncology Solutions (POS) were $0.60 million compared to $1.11 million in the corresponding prior year quarter. This decrease was the result of the company’s strategic decision to re-engineer its products to facilitate lower price points which are expected to result in higher volumes. During the quarter, the company did generate significantly higher volumes but these were not yet sufficient to overcome the impact of the price decreases.  These decreases were partially offset by an increase in sequencing revenue over the prior year first quarter.

Cost of POS for the first quarter of 2012 was $0.48 million which resulted in a gross margin of 20% as compared to 71% in the corresponding 2011 fiscal quarter.  The decrease in gross margin can be attributed to declines in pricing.

Research and development (“R&D”) expenses for the first quarter of fiscal 2012 were $0.54 million as compared to $0.92 million in the first quarter of fiscal 2011.  The decrease from 2011 to 2012 was primarily related to lower spending on our technology platform and tumorgraft testing on the in-licensed compounds.

Sales and marketing expenses for first quarter of fiscal 2012 were $0.69 million as compared to $0.13 million in the first quarter of fiscal 2011.  The increase is primarily related to the increase in Company sales force personnel and increased marketing and promotional expenses.

General and administrative expenses for first quarter of fiscal 2012 were $1.72 million as compared to $0.60 million in the first quarter of fiscal 2011.  The increase is primarily related to the increase in Company personnel due to growth and stock-based compensation.

For the first quarter of fiscal 2012, the Company reported a net loss of $2.04 million, or ($0.04) per share, compared to a net loss of $0.59 million, or ($0.02) per share, in the corresponding quarter of fiscal 2011.  In addition to the factors described above, the Company’s net losses reflect non-cash expenses, i.e., share-based compensation and depreciation, of $1.04 million or ($0.02) per share, in the first quarter of 2012 compared to $0.18 million, or ($0.01) per share, in the first quarter of 2011.

The Company’s cash position on July 31, 2011 was $8.84 million.

* Non-GAAP Financial Information

See the attached Reconciliation of GAAP Net Loss to Non-GAAP Net Loss for an explanation of the amounts excluded to arrive at non-GAAP net loss and related non-GAAP loss per share amounts for the fiscal first quarter ended, 2012 and 2011, respectively.  Non-GAAP financial measures provide investors and management with supplemental measures of operating performance and trends that facilitate comparisons between periods before and after certain items that would not otherwise be apparent on a GAAP basis.  Certain unusual or non-recurring items that management does not believe affect the Company’s basic operations do not meet the GAAP definition of unusual or non-recurring items.  Non-GAAP net loss and non-GAAP loss per share are not, and should not be viewed as a substitute for similar GAAP items.  We define non-GAAP diluted loss per share amounts as non-GAAP net loss divided by the weighted average number of diluted shares outstanding.  Our definition of non-GAAP net loss and non-GAAP diluted loss per share may differ from similarly named measures used by others.

Full details of the Company’s financial results will be available in the Company’s Form 10-Q at www.championsoncology.com.

About Champions Oncology, Inc.

Champions Oncology, Inc. (formerly Champions Biotechnology, Inc) is engaged in the development of advanced technology solutions and services to personalize the development and use of oncology drugs.  The Company’s Tumorgraft™ Technology Platform is a novel approach to personalizing cancer care based upon the implantation of primary human tumors in immune deficient mice followed by propagation of the resulting engraftments, or Tumorgrafts™, in a manner that preserves the biological characteristics of the original human tumor.  The Company uses this technology in conjunction with related services to offer solutions for two customer groups:  Personalized Oncology Solutions (“POS”) in which physicians and patients looking for information help guide the development of personalized treatment plans, and Translational Oncology Solutions (“TOS”) in which pharmaceutical and biotech companies seeking personalized approaches to drug development can lower the cost and increase the speed of developing new drugs and increasing the adoption of existing drugs. The Company’s Tumorgraft™ Technology Platform consists of processes, physical tumors and information that we use to personalize the development and use of oncology drugs.  The Company is building its Tumorgraft™ Technology Platform through the procurement, development and characterization of numerous Tumorgrafts™ within each of several cancer types.  Tumorgrafts™ are procured through agreements with a number of institutions in the U.S. and overseas as well as through its POS business.  The Tumorgrafts™ are developed and tested through agreement with a United States-based preclinical facility.

The Company provides POS to oncologists by establishing and administering expert tumor panels for their patients to analyze medical records and test results, to assist in understanding conventional and experimental options and to identify and arrange for testing, analysis and study of the patients’ cancer tissues, as appropriate.  Additionally, the Company offers Personalized Tumorgraft™ development, drug studies and genome sequencing as part of its POS whereby physicians can evaluate the effects of cancer drugs on their patients’ tumorgrafts and understand the genetic make-up of their patient’s tumor enabling them to better select treatment regimens that may be efficacious to the patient.

This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Act of 1995) that inherently involve risk and uncertainties.  Champions Oncology generally uses words such as "believe," "may," "could," "will," "intend," "expect," "anticipate," "plan," and similar expressions to identify forward-looking statements.  One should not place undue reliance on these forward-looking statements.  The Company's actual results could differ materially from those anticipated in the forward-looking statements for many unforeseen factors.  See Champions Oncology's Form 10-K for the fiscal year ended April 30, 2011 for a discussion of such risks, uncertainties and other factors.  Although the Company believes the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and Champions Oncology's future results, levels of activity, performance or achievements may not meet these expectations.  The Company does not intend to update any of the forward-looking statements after the date of this press release to conform these statements to actual results or to changes in Champions Oncology's expectations, except as required by law.

Champions Oncology, Inc.
Reconciliation of GAAP to Non-GAAP Net Loss
(Amounts in millions except for loss per share amounts)

	Three Months Ended July 31,
	2011	2010
Net loss attributable to Champions – GAAP	$(2.04)	$(0.59)
Less:
Stock-based compensation	1.01	0.17
Net loss attributable to Champions-non-GAAP:	$(1.03)	$(0.42)

Net loss per common share attributable to Champions – non GAAP:
Basic and diluted	$(0.02)	$(0.01)